UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry No. (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 247TH MEETING

OF THE BOARD OF DIRECTORS HELD ON JULY 30, 2014

1. DATE, TIME AND PLACE: On July 30, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) were present. The Vice-Presidents of the Company and Mr. André Dorf, CEO of CPFL Renováveis, were also present during part of the meeting, and the justified absence of the Chief Executive Officer was also recorded.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(i)           Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in July;

(ii)          Approve the minutes of the 246th meeting of the Board held on June 25, 2014;

(iii)         Take cognizance, through the presentations made available in the Governance Portal, of the managerial highlights and material facts of July;

(iv)         Take cognizance of the results for the month of July, as reported by the Chief Financial and Investor Relations Officer;

(v)          Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item “p”, article 17 of the Bylaws and Resolution 2014057-E of the Board of Executive Officers: (v.i) the acquisition of twenty-two average megawatts (22.00 MWa) of power from conventional energy sources from Triunfo Negócios de Energia S.A. (“Triunfo”); and (v.ii) the constitution of guarantee, by CPFL Energia, in the form of a Corporate Suretyship Letter;

(vi)         Approve, as the direct controlling shareholder of CPFL Brasil, the execution of the addenda to the contracts for purchase and sale of subsidized electricity from the Wind Farm Complexes of Campo dos Ventos (Contract RNV-CO/2011-2910) and São Benedito (Contract RNV-CO2011-2982), both subsidiaries of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), which were approved in the 183th Meeting of the Board held on August 31, 2011, pursuant to the terms and conditions provided for in Resolution 2014058-E of the Board of Executive Officers; and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry No. (NIRE): 353.001.861-33

(vii)       Recommend to the directors nominated by the Company in the Board of Directors of the subsidiary CPFL Renováveis to vote for the approval of: (vii.i) the renewal of bank letters of guarantee issued by Banco Safra S.A. (“Safra”), in favor of Banco do Nordeste do Brasil (“BNB”), to guarantee the payment of financing contracts, which have as principal debtor Bons Ventos Geradora de Energia S.A. (“Bons Ventos”), a subsidiary of CPFL Renováveis, and the issue of Promissory Notes by CPFL Renováveis, to guarantee said bank letters of guarantee issued by Safra (Resolution 2014063-E of the Board of Executive Officers); (vii.ii) the definition of the maximum amount of counter guarantee that may be provided to the policies of Surety Insurance issued and to be issued by J. Malucelli Seguro S.A. (“J. Malucelli”) until the end of 2014, by CPFL Renováveis and its subsidiaries (Resolution 2014062-E of the Board of Executive Officers); and (vii.iii) the continuation of the arrangements necessary to conclude the transaction with Dobrevê Energia S.A. (Resolution 2014061-E of the Board of Executive Officers);

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the directors present and by the secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.